August 8, 2008
Via EDGAR and Overnight Delivery
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Attn: Jeffrey Riedler
Re:	Watson Pharmaceuticals, Inc. Form 10-K for the Year Ended December 31, 2007 Filed February 25, 2008 File No.: 001-13305
Dear Mr. Riedler:
     We are in receipt of your letter dated July 31, 2008 regarding your review of the above-referenced filing of Watson Pharmaceuticals, Inc. (“Watson” or the “Company”). We have set forth below our responses to the inquiries raised in your letter. The numbers before our responses correspond to the comments contained in your letter. For ease of reference, we have included the Staff’s comments in their entirety in bold and italicized text preceding each of our responses.
Form 10-K for the Year Ended 12/31/07
Item 4, Executive Officers of the Registrant, page 33
1.	It appears that you have not listed Mr. R. Todd Joyce among your executive officers within this section even though he has signed your document as the company’s Vice President and Principal Accounting Officer. Pursuant to Item 401(b) of Regulation S-K, please provide the required disclosure within this section for Mr. Joyce or, in the alternative, please provide us with an explanation detailing why this information is not included within your disclosure.
     We respectfully submit that Mr. Joyce, our Vice President, Corporate Controller and Principal Accounting Officer, is not an executive officer of Watson as defined in Rule 3b-7 of the Securities Exchange Act of 1934 and, accordingly, Mr. Joyce has not been included among the disclosure pursuant to Item 401(b) of Regulation S-K. Mr. Joyce, although a vice president of the Company, is not in charge of a principal business unit, division or function, nor does he

United States Securities and Exchange Commission
August 8, 2008

perform a policy making function for the Company, as provided under Rule 3b-7. Rather, Mr. Joyce reports to Mr. Mark Durand, Senior Vice President, Chief Financial Officer and Principal Financial Officer, who heads the finance business unit and function, including our accounting department.
Item 15. Exhibits, Financial Statement Schedules, pages 67-69
2.	It appears that you have not filed as exhibits to your Form l0-K copies of the following agreements:
a.	Interest Rate Swaps, as described on page F-8 and F-26,

b.	CODES, as described on page F-8 and F-25.
Please file these agreements or, alternatively, please provide us with a supplemental analysis detailing why these agreements are not material.
     We respectfully submit to the Staff that we believe we are in compliance with Item 601 of Regulation S-K in regards to the above-referenced agreements. Regarding our Interest Rate Swaps, we believe that the interest rate swap agreement described on page F-8 and F-26 is not material or significant to the Company. The fair value of the interest rate swap agreement described on page F-8 and F-26 at December 31, 2007 was a liability of $1.6 million, compared with total liabilities of the Company of over $1.6 billion and total assets of the Company of over $3.4 billion. Although the agreement converts floating-rate debt to fixed-rate debt on a “notional amount of $200.0 million of the 2006 Credit Facility,” the foreseeable cost to the Company from this agreement is only a small fraction of this notional amount. The Company considered whether the interest rate swap agreement has caused, or was likely to cause, the Company to incur a material expense and, in light of the Company’s overall financial performance and position, the Company concluded that it was not material to stockholders and not required to be filed as an exhibit to the Company’s Form 10-K.
     Regarding the CODES, as described on page F-8 and F-25, we respectfully advise the Staff that, in Exhibit 4.1 of the Company’s Form 10-K for the year ended December 31, 2007, the Indenture dated March 7, 2003 between the Company and Wells Fargo Bank, National Association as Trustee for the issuance of the Company’s 1.75% Convertible Senior Debentures, which is the “CODES” agreement, was incorporated by reference to Exhibit 4.2 of the Company’s March 31, 2003 Form 10-Q.

United States Securities and Exchange Commission
August 8, 2008

     As requested in your letter in connection with our response to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing is responsive to your inquiry. If you have further questions or comments, please do not hesitate to contact the undersigned at (973) 355-8360.
Sincerely,

Watson Pharmaceuticals, Inc. s/ Mark W. Durand Mark W. Durand Senior Vice President and Chief Financial Officer

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